Exhibit 99.2

USMD SALARY DEFERRAL PLAN Effective April 1, 2014

TABLE OF CONTENTS

USMD SALARY DEFERRAL PLAN

(i)

USMD SALARY DEFERRAL PLAN

ARTICLE I

PREAMBLE AND PURPOSE

1.1	Preamble

USMD Holdings, Inc. hereby adopts the USMD Salary Deferral Plan to permit the Company to defer the payment of a predetermined portion of the Covered Executive’s Base Salary (such portion the “Deferred Base Salary”) to the end of each Calendar Quarter in order to make a determination as to whether all or a portion of such Deferred Base Salary will be paid in the form of Restricted Stock, as determined by the Plan Administrator in its sole and absolute discretion. The determination of the form of payment of any Deferred Base Salary will be made on a quarterly basis and payment of that portion of each Calendar Quarter’s Deferred Base Salary that is payable in cash will be paid no later than forty-five (45) days after the end of the applicable Calendar Quarter and payment of that portion of each Calendar Quarter’s Deferred Base Salary that is payable in Restricted Stock will be paid on or before March 14 of the following year. The Company intends that the Plan be exempt from the requirements of section 409A of the Code, as a short-term deferral and the Plan will be construed and administered in accordance with that intent.

1.2	Purpose

Through this Plan, the Company intends to permit the quarterly deferral of Base Salary by select management or highly compensated employees. Accordingly, it is intended that this Plan will not constitute a “qualified plan” subject to the limitations of section 401(a) of the Code, nor will it constitute a “funded plan,” for purposes of such requirements. It also is intended that this Plan will be exempt from the provisions of ERISA, as a payroll practice.

End of Article I

ARTICLE II

DEFINITIONS AND CONSTRUCTION

2.1	Definitions

When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase will generally be a term defined in this Section 2.1. The following words and phrases with the initial letter capitalized will have the meaning set forth in this Section 2.1, unless a different meaning is required by the context in which the word or phrase is used.

(a)	“AAA” has the meaning set forth in Section 7.6(d).

(b)	“Account” means one or more of the bookkeeping accounts maintained by the Company or its agent on behalf of a Covered Executive, as described in more detail in Section 4.2.

(c)	“Base Salary” means the Covered Executive’s annual base salary payable to him by the Company.

(d)	“Board” means the Board of Directors of the Company.

(e)	“Calendar Quarter” means, as applicable, the period beginning on January 1 and ending on March 31, the period beginning on April 1 and ending on June 30, the period beginning on July 1 and ending on September 30 and the period beginning on October 1 and ending on December 31.

(f)	“Code” means the Internal Revenue Code of 1986, as amended from time to time.

(g)	“Company” means USMD Holdings, Inc. or any successor entity. In addition, for purposes of a Covered Executive’s eligibility to participate in the Plan, participation in the Plan and deferral of Base Salary, the term “Company” will also include USMD Holdings, Inc.’s affiliates within the meaning of sections 414(b), (c) and (m) of the Code.

(h)	“Covered Executive” means each Employee who is selected to participate in the Plan pursuant to Section 3.1.

(i)	“Daily Administrator” means the individual, department or committee appointed by the Plan Administrator to handle the day-to-day administration of the Plan. As of the Effective Date, the Daily Administrator is the Senior Vice President and General Counsel of USMD Holdings, Inc.

(j)	“Deferred Base Salary” has the meaning set forth in Section 1.1.

(k)	“Effective Date” means April 1, 2014, except as provided otherwise herein.

(l)	“Employee” means each select employee receiving remuneration, or who is entitled to remuneration, for services rendered to the Company, in the legal relationship of employer and employee. The term Employee will not include an individual employed as a leased employee, independent contractor or contract employee, even if such individual is determined to be a common law employee by the Internal Revenue Service, the Department of Labor or an administrative or judicial tribunal.

(m)	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

(n)	“Equity Plan” means the USMD Holdings, Inc. 2010 Equity Compensation Plan.

(o)	“Fair Market Value” means the closing price of the Company’s common stock as reported on the NASDAQ Capital Market.

(p)	“Plan” means the USMD Salary Deferral Plan as set forth herein and as the same may be amended from time to time.

(q)	“Plan Administrator” means the Board or the committee composed solely of at least two or more non-employee directors appointed by the Board to administer the Plan. As of the Effective Date, the Board serves as the Plan Administrator.

(r)	“Plan Year” means the fiscal year of this Plan, which will commence on January 1 each year and end on December 31 of such year. The initial Plan Year will be a short Plan Year beginning April 1, 2014.

(s)	“Restricted Stock” means USMD Holdings, Inc.’s common stock, par value $0.01, which may not be sold for a period of six (6) months from the date of issuance under Rule 144 of the Securities Exchange Act of 1934, and which is subject to other restrictions on transfer, including, but not limited to, the Company’s insider trading policies.

(t)	“Participation Agreement” means the written agreement between a Covered Executive and the Company substantially in the form attached hereto in Appendix A. Each Participation Agreement will form a part of the Plan with respect to the Covered Executive.

2.2	Construction

If any provision of this Plan is determined to be for any reason invalid or unenforceable, the remaining provisions of this Plan will continue in full force and effect. All of the provisions of this Plan will be construed and enforced in accordance with the laws of the State of Texas and will be administered according to the laws of such state, except as otherwise required by ERISA, the Code or other applicable federal law.

The term “delivered to the Daily Administrator or Plan Administrator,” as used in this Plan, will include delivery to a person or persons designated by the Daily Administrator or Plan Administrator, as applicable, for the disbursement and the receipt of administrative forms. Delivery will be deemed to have occurred only when the form or other communication is actually received.

Headings and subheadings are for the purpose of reference only and are not to be considered in the construction of this Plan. The pronouns “he,” “him” and “his” used in the Plan will also refer to similar pronouns of the female gender unless otherwise qualified by the context.

End of Article II

ARTICLE III

PARTICIPATION AND FORFEITABILITY OF BENEFITS

3.1	Eligibility and Participation

Eligibility to participate in the Plan will be limited to Covered Executives, as determined by the Plan Administrator, in its sole and absolute discretion. A Covered Executive must complete a Participation Agreement in which the Covered Executive agrees that a specific percentage (up to one hundred percent (100%)) of his or her Base Salary for each Calendar Quarter during the Plan Year will be deferred, credited to his or her Account in the Plan, and paid to him or her in the form of cash or Restricted Stock, as elected in the sole discretion of the Plan Administrator; provided, however, that the percent of Base Salary that is paid in Restricted Stock and cash will be the same for each Covered Executive. Eligibility to become a Covered Executive for any Plan Year will not entitle a Covered Executive to continue as an active Covered Executive for any subsequent Plan Year.

3.2	Forfeitability of Benefits.

A Covered Executive will at all times have a nonforfeitable right to Base Salary deferred under this Plan and credited to his Account. As provided in Section 6.2, however, each Covered Executive will be only a general creditor of the Company with respect to the payment of any Base Salary deferred under this Plan.

End of Article III

ARTICLE IV

PAYMENT, FORFEITURE, AND ACCOUNTING

4.1	Payment of Base Salary

Payment of a Covered Executive’s Deferred Base Salary will be made in cash or by delivery of shares of Restricted Stock, as determined in the sole discretion of the Plan Administrator; provided, however, that the percent of Base Salary that is paid in Restricted Stock and cash will be the same for each Covered Executive. Such payment of Deferred Base Salary that is payable in cash will be made within forty-five (45) days after the end of each Calendar Quarter. Payment of Deferred Base Salary that is payable in Restricted Stock will be made on or before March 14 of the following Plan Year. The number of whole shares of Restricted Stock to be issued to the Covered Executive (with any fractional shares to be paid in cash) will be equal to the dollar amount of the Deferred Base Salary that the Plan Administrator has determined will be paid in shares of Restricted Stock divided by the Fair Market Value of a share of the Company’s common stock determined on the last business day of the Calendar Quarter. Shares of Restricted Stock will be issued under the Equity Plan.

All payments of cash or Restricted Stock will be subject to withholding of applicable federal and state income and employment taxes. If payment is made in the form of Restricted Stock, the Covered Executive may be required to remit the required withholding taxes to the Company.

4.2	Accounting for Base Salary

The Daily Administrator may, in its sole and absolute discretion, establish and maintain an Account for the Covered Executive under this Plan to reflect the portion of his Base Salary that is deferred during a Calendar Quarter and payable under this Plan. Each Account will be adjusted quarterly to reflect the payment as provided under Section 4.1. In the sole and absolute discretion of the Daily Administrator, more than one Account may be established for each Covered Executive to facilitate record-keeping convenience and accuracy. Each such Account will be credited and adjusted as provided in this Plan.

End of Article IV

ARTICLE V

SETTLEMENT LIMITATIONS

5.1	Transferability

No Deferred Base Salary payable under this Plan will be transferable except that the Plan will recognize a division of Deferred Base Salary between the Covered Executive and his spouse in connection with a divorce. However, no portion of the Deferred Base Salary awarded to the spouse pursuant to such divorce will be payable to such spouse under the Plan until the time the Covered Executive is entitled to receive a payment from the Plan in the form specified by the Plan Administrator. Any unauthorized attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any right under the Plan will be void.

5.2	Legal Disability

If a person entitled to payment of Deferred Base Salary under this Plan is, in the sole judgment of the Daily Administrator, under a legal disability, or otherwise is unable to apply such payment to his own interest and advantage, the Daily Administrator, in the exercise of its discretion, may direct the Company or payor of the Deferred Base Salary to make any such payment in any one or more of the following ways:

(a)	Directly to such person;

(b)	To his legal guardian or conservator; or

(c)	To his spouse or to any person charged with the duty of his support, to be expended for his benefit and/or that of his dependents.

The decision of the Daily Administrator will in each case be final and binding upon all persons in interest.

End of Article V

ARTICLE VI

FUNDING

6.1	Funding

Base Salary deferred under this Plan will constitute an unfunded general obligation of the Company, but the Company may create reserves, funds and/or provide for amounts to be held in trust to fund such Deferred Base Salary on its behalf. Payment of Base Salary deferred under this Plan may be made by the Company, any trust established by the Company or through a service provider, to the Company or such trust. Any shares of Restricted Stock paid under this Plan will be issued under the Equity Plan and subject to the limits of the Equity Plan.

6.2	Creditor Status

Covered Executives and anyone claiming through such Covered Executive will be general unsecured creditors of the Company with respect to the payment of Deferred Base Salary under this Plan.

End of Article VI

ARTICLE VII

ADMINISTRATION

7.1	The Plan Administrator

The overall administration of the Plan will be the responsibility of the Plan Administrator.

7.2	Powers of Plan Administrator

The Plan Administrator will have sole and absolute discretion regarding the exercise of its powers and duties under this Plan. In order to effectuate the purposes of the Plan, the Plan Administrator will have the following powers and duties:

(a)	To determine each Calendar Quarter what portion, if any, of the Deferred Base Salary of a Covered Executive will be paid in cash and what portion, if any, will be paid as Restricted Stock, which determination will apply uniformly to all Covered Executives;

(b)	To appoint the Daily Administrator;

(c)	To review and render decisions respecting a denial of a claim for benefits under the Plan;

(d)	To construe the Plan and to make equitable adjustments for any mistakes or errors made in the administration of the Plan; and

(e)	To determine and resolve, in its sole and absolute discretion, all questions relating to the administration of the Plan.

The above list of express powers is not intended to be either complete or conclusive, and the Plan Administrator will, in addition, have such powers as it may reasonably determine to be necessary or appropriate in the performance of its powers and duties under the Plan.

7.3	Appointment of Daily Administrator

The Plan Administrator may appoint the Daily Administrator, who will have the responsibility and duty to administer the Plan on a daily basis. The Plan Administrator may remove the Daily Administrator with or without cause at any time. The Daily Administrator may resign upon written notice to the Plan Administrator.

7.4	Duties of Daily Administrator

The Daily Administrator will have such duties and perform such functions as may be delegated to the Daily Administrator by the Plan Administrator; provided, however, that under no circumstances shall the Plan Administrator delegate to the Daily Administrator or any other person the duties set forth in Section 7.2(a). The Daily Administrator will have the following powers and duties:

(a)	To direct the administration of the Plan in accordance with the provisions herein set forth;

(b)	To adopt rules of procedure and regulations necessary for the administration of the Plan, provided such rules are not inconsistent with the terms of the Plan;

(c)	To enforce the terms of the Plan and any rules and regulations adopted by the Plan Administrator;

(d)	To review and render decisions respecting a claim for a benefit under the Plan;

(e)	To furnish the Company with information that the Company may require for tax or other purposes;

(f)	To engage the service of counsel (who may, if appropriate, be counsel for the Company), actuaries, and agents whom it may deem advisable to assist it with the performance of its duties;

(g)	To receive from the Company and from Covered Executives such information as is necessary for the proper administration of the Plan;

(h)	To create and maintain such records and forms as are required for the efficient administration of the Plan;

(i)	To implement all determinations concerning the amount and form of Deferred Base Salary to which the Covered Executive or his estate is entitled under the Plan;

(j)	To comply with all applicable lawful reporting and disclosure requirements under ERISA;

(k)	To comply with all applicable federal income tax withholding requirements for payment of Deferred Base Salary under the Plan; and

(l)	To construe the Plan, in its sole and absolute discretion, and make equitable adjustments for any errors made in the administration of the Plan.

The above list of express duties is not intended to be either complete or conclusive, and the Daily Administrator will, in addition, exercise such other powers and perform such other duties as it may deem necessary, desirable, advisable or proper for the supervision and administration of the Plan.

7.5	Indemnification

To the extent not covered by insurance, or if there is a failure to provide full insurance coverage for any reason, and to the extent permissible under corporate by-laws and other applicable laws and regulations, the Company agrees to hold harmless and indemnify the Plan Administrator and Daily Administrator against any and all claims and causes of action by or on behalf of any and all parties whomsoever, and all losses therefrom, including, without limitation, costs of defense and reasonable attorneys’ fees, based upon or arising out of any act or omission relating to or in connection with the Plan other than losses resulting from the Plan Administrator’s, or any such person’s commission of fraud or willful misconduct.

7.6	Claims for Benefits

(a)	Initial Claim. In the event that an Employee or Covered Executive (or a person claiming through such Covered Executive) claims to be eligible to participate in this Plan or to receive the payment of Base Salary under this Plan, or claims any rights under this Plan, such claimant must complete and submit such claim forms and supporting documentation as will be required by the Daily Administrator, in its sole and absolute discretion. In connection with the determination of a claim, or in connection with review of a denied claim, the claimant may examine this Plan, and any other pertinent documents generally available to Covered Executives that are specifically related to the claim.

A written notice of the disposition of any such claim will be furnished to the claimant within thirty (30) days after the claim is filed with the Daily Administrator. Such notice will refer, if appropriate, to pertinent provisions of this Plan, will set forth in writing the reasons for denial of the claim if a claim is denied (including references to any pertinent provisions of this Plan) and, where appropriate, will describe any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary. If the claim is denied, in whole or in part, the claimant will also be notified of the Plan’s claim review procedure and the time limits applicable to such procedure, including the claimant’s right to arbitration following an adverse benefit determination on review as provided below. Any Base Salary payable under this Plan as a result of the disposition of a claim will be paid as soon as practicable following receipt of proof of entitlement, if requested.

(b)	Request for Review. Within forty-five (45) days after receiving written notice of the Daily Administrator’s disposition of the claim, the claimant may file with the Plan Administrator a written request for review of his claim. In connection with the request for review, the claimant will be entitled to be represented by counsel and will be given, upon request and free of charge, reasonable access to all pertinent documents for the preparation of his claim. If the claimant does not file a written request for review within forty-five (45) days after receiving written notice of the Daily Administrator’s disposition of the claim, the claimant will be deemed to have accepted the Daily Administrator’s written disposition, unless the claimant was physically or mentally incapacitated so as to be unable to request review within the forty-five (45) day period.

(c)	Decision on Review. After receipt by the Plan Administrator of a written application for review of his claim, the Plan Administrator will review the claim taking into account all comments, documents, records and other information submitted by the claimant regarding the claim without regard to whether such information was considered in the initial benefit determination. The Plan Administrator will notify the claimant of its decision by delivery or by certified or registered mail to his last known address.

A decision on review of the claim will be made by the Plan Administrator at its next meeting following receipt of the written request for review. If no meeting of the Plan Administrator is scheduled within forty-five (45) days of receipt of the written request for review, then the Plan Administrator will hold a special meeting to review such written request for review within such forty-five (45) day period. If special circumstances require an extension of the forty-five (45) day period, the Plan Administrator will so notify the claimant and a decision will be rendered within ninety (90) days of receipt of the request for review. In any event, if a claim is not determined by the Plan Administrator within ninety (90) days of receipt of written submission for review, it will be deemed to be denied.

The decision of the Plan Administrator will be provided to the claimant as soon as possible but no later than five (5) days after the benefit determination is made. The decision will be in writing and will include the specific reasons for the decision presented in a manner calculated to be understood by the claimant and will contain references to all relevant Plan provisions on which the decision was based. Such decision will also advise the claimant that he may receive upon request, and free of charge, reasonable access to and copies of all documents, records and other information relevant to his claim and will inform the claimant of his right to arbitration in the case of an adverse decision regarding his appeal. The decision of the Plan Administrator will be final and conclusive.

(d)	Arbitration. In the event the claims review procedure described in this Section 7.6 does not result in an outcome thought by the claimant to be in accordance with the Plan document, he may appeal to a third party neutral arbitrator. The claimant must appeal to an arbitrator within sixty (60) days after receiving the Plan Administrator’s denial or deemed denial of his request for review and before bringing suit in court.

The arbitrator will be mutually selected by the Covered Executive and the Plan Administrator from a list of arbitrators provided by the AAA. If the parties are unable to agree on the selection of an arbitrator within ten (10) days of receiving the list from the AAA, the AAA will appoint an arbitrator. The arbitrator’s review will be limited to interpretation of the Plan document in the context of the particular facts involved. The claimant, the Plan Administrator and the Company agree to accept the award of the arbitrator as binding, and all exercises of power by the arbitrator hereunder will be final, conclusive and binding on all interested parties, unless found by a court of competent jurisdiction, in a final judgment that is no longer subject to review or appeal, to be arbitrary and capricious.

The costs of arbitration will be paid by the Company; the costs of legal representation for the claimant or witness costs for the claimant will be borne by the claimant; provided, that, as part of his award, the Arbitrator may require the Company to reimburse the claimant for all or a portion of such amounts.

The arbitrator will have no power to add to, subtract from, or modify any of the terms of the Plan, or to change or add to any benefits provided by the Plan, or to waive or fail to apply any requirements of eligibility for a benefit under the Plan. Nonetheless, the arbitrator will have absolute discretion in the exercise of its powers in this Plan. Arbitration decisions will not establish binding precedent with respect to the administration or operation of the Plan.

7.7	Receipt and Release of Necessary Information

In implementing the terms of this Plan, the Daily Administrator and Plan Administrator, as applicable, may, without the consent of or notice to any person, release to or obtain from any organization or person any information, with respect to any person, which the Daily Administrator or Plan Administrator deems to be necessary for such purposes.

End of Article VII

ARTICLE VIII

OTHER BENEFIT PLANS OF THE COMPANY

8.1	Other Plans

Nothing contained in this Plan will prevent a Covered Executive prior to his death, or a Covered Executive’s spouse or other beneficiary after such Covered Executive’s death, from receiving, in addition to any payments provided for under this Plan, any payments provided for under any other plan or benefit program of the Company, or which would otherwise be payable or distributable to him, his surviving spouse or beneficiary under any plan or policy of the Company or otherwise. Nothing in this Plan will be construed as preventing the Company from establishing any other or different plans providing for current or deferred compensation for employees. Unless otherwise specifically provided in any plan of the Company intended to “qualify” under section 401 of the Code, Base Salary paid under this Plan will constitute earnings or compensation for purposes of determining contributions or benefits under such qualified plan.

End of Article VIII

ARTICLE IX

AMENDMENT AND TERMINATION OF THE PLAN

9.1	Continuation

The Company intends to continue this Plan indefinitely, but nevertheless assumes no contractual obligation beyond the promise to pay Base Salary under this Plan as described herein.

9.2	Amendment of Plan

The Company may at any time and in any way amend the Plan. In addition, the Daily Administrator has the right to make non-material amendments to the Plan to comply with changes in the law or to facilitate Plan administration.

9.3	Termination of Plan

The Company may at any time and in any way, suspend or terminate the Plan in whole or in part at any time, provided that no such termination or suspension will deprive a Covered Executive, or person claiming benefits under this Plan through a Covered Executive, of any Base Salary payable to him under this Plan up to the date of suspension or termination, except as required by applicable law.

End of Article IX

ARTICLE X

MISCELLANEOUS

10.1	No Reduction of Employer Rights

Nothing contained in this Plan will be construed as a contract of employment between the Company and an Employee, or as creating a right of any Employee to continue in the employment of the Company, or as a limitation on the right of the Company to discharge any of its Employees, with or without cause.

10.2	Provisions Binding

All of the provisions of this Plan will be binding upon all persons who will be entitled to any benefit hereunder, their heirs and personal representatives.

10.3	Section 409A Deferred Compensation Rules

It is the intention of the Company that the Plan be exempt from the requirements of section 409A of the Code as a short-term deferral and the Plan will be interpreted accordingly.

End of Article X

The undersigned officer has executed this USMD Salary Deferral Plan on this             day of             , 2014 effective as of the Effective Date.

USMD HOLDINGS, INC.

By:
Title:

APPENDIX A

PARTICIPATION AGREEMENT

Section 2.1(t) of the USMD Salary Deferral Plan (the “Plan”) provides that each Covered Executive will enter into a Participation Agreement which sets forth the terms and conditions of the payment of his Base Salary under the Plan and that a copy of such Agreement will be attached to the Plan as Appendix A.

USMD PARTICIPATION AGREEMENT

THIS PARTICIPATION AGREEMENT is made as of             , 20    by and between the Plan Administrator of the USMD Salary Deferral Plan (the “Plan”) on behalf of USMD Holdings, Inc., and                     (the “Covered Executive”). Capitalized terms used in this Agreement that are not defined herein will have the meaning set forth in the Plan.

1.	The Covered Executive will have percent ( %) of his Base Salary deferred under the Plan and paid in the form of cash and/or Restricted Stock as determined each Calendar Quarter by the Plan Administrator in its sole and absolute discretion. Payment of Deferred Base Salary that is payable in cash will be made within forty-five (45) days after the end of each Calendar Quarter. Payment of Deferred Base Salary that is payable in Restricted Stock will be made on or before March 14 of the following Plan Year.

2.	Any dispute or claim for benefits under the Plan must be resolved through the claims procedure set forth in Article VII of the Plan which procedure culminates in binding arbitration. By accepting the benefits provided under the Plan, the Covered Executive hereby agrees to binding arbitration as the final means of dispute resolution with respect to the Plan.

3.	The Plan is hereby incorporated into and made a part of this Agreement as though set forth in full herein. The parties will be bound by and have the benefit of each and every provision of the Plan, as amended from time to time.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement on             , 20    .

COVERED EXECUTIVE	USMD HOLDINGS, INC.

By:
Title:	Name:
Title: